OceanPal Inc.
Pendelis 26,
175 64 Palaio Faliro, Athens, Greece

December 8, 2025

VIA EDGAR

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549
Attention:  Michael Purcell

Re:	OceanPal Inc. Registration Statement on Form F-3 (File No. 333-291831)

Dear Mr. Purcell:

In accordance with Rule 461 under the Securities Act of 1933, as amended, OceanPal Inc. (the “Company”) hereby requests that the effective date for the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated so that it will be declared effective by the Securities and Exchange Commission (the “Commission”) by 5:00 p.m., Eastern Time, on December 10, 2025, or as soon thereafter as practicable.

The Company hereby authorizes Jocelyne E. Kelly, Esq. of Reed Smith LLP, attorney for the Company, to orally modify or withdraw this request for acceleration.

Please contact Ms. Kelly of Reed Smith LLP at (212) 549-4917 or jocelyne.kelly@reedsmith.com with any questions, and please notify when this request for acceleration has been granted.

Very truly yours,

By: /s/ Vasiliki Plousaki
Name:  Vasiliki Plousaki
Title:  Chief Financial Officer

cc: Jocelyne E. Kelly, Esq., Reed Smith LLP